SUPPL

МОСЭНЕРГО

К НАШИМ АКЦИОНЕРАМ

ОАО «Мосэнерго» доводит до Вашего сведения результаты производственно-хозяйственной деятельности Компании за I квартал 2002 года.

Московская энергосистема надежно и бесперебойно обеспечивает электроэнергией и теплом потребителей Московского региона, сохраняя свою финансовую стабильность и потенциал производственных мощностей, а также соблюдая экономические интересы энергосистемы.

Мы делаем все, чтобы обеспечить растущее собственное потребление энергии Московским регионом в результате возрождения промышленности Москвы и области, расширения строительства жилых массивов, улучшения социально-бытовых условий проживания населения, стабилизации финансово-банковской системы.

Выручка от продажи товарной продукции за 3 месяца составила 13,6 млрд. рублей, а чистая прибыль после уплаты налогов — 1,2 млрд. рублей.

Обеспечение наших электростанций топливом в I квартале 2002 года в целом проходило удовлетворительно. Сбоев не было благодаря накоплению достаточных запасов топлива по всем видам резервного топлива и в Москве, и в Московской области. В топливном балансе электростанций компании преобладает газ (94,5%), что выше, чем в I квартале 2001 года (92,9%).

Мы стремимся максимально использовать выделенный лимит газа на электростанциях Москвы, чтобы оптимизировать топливный баланс по сокращению сжигания дорогостоящего мазута. В результате расход мазута в I квартале 2002 года и его доля в топливном балансе (1,2%) ниже уровня I квартала прошлого года (1,4%).

Расход кузнецкого угля также сократился с 529 тыс. тонн в I квартале прошлого года до 353,4 тыс. тонн, а его доля в топливном балансе снизилась с 4,9% до 3,5%. Все это положительно влияет на экологию региона.

Программа строительства и реконструкции объектов энергетики ОАО «Мосэнерго» — станций, электрических сетей, тепловой сети, Московской кабельной сети — учитывает необходимость развития энергетической системы Компании.

В целях обеспечения необходимого финансирования деятельности и развития нашей Компании мы, как и ранее, стремимся привлекать к сотрудничеству российских и иностранных инвесторов для осуществления совместных производственных и коммерческих проектов.

TO OUR SHAREHOLDERS

MOSENERGO is pleased to inform you of its business results for the first quarter of 2002.

Moscow's energy utility has been a reliable supplier of interruption-proof electricity and heat to consumers of the Moscow area, while maintaining its financial stability and generation capacity with due regard to the system's economic interests.

We have spared no effort to support the growing consumption by the Moscow area's own consumers that comes on the back of the industrial revival of the city of Moscow and the Moscow Region, the extensive housing construction projects, the improved social and living conditions of people, and a steadier financial and banking systems.

In the three months, sales of marketable products amounted to RUR13.6 bln to garner a net after-tax profit of RUR1.2 bln.

In 1Q 2002, fuel supplies to our plants were generally satisfactory, with no interruptions thanks to sufficient reserves of all types of fuel in both Moscow City and the Moscow Region.

Our power plants' fuel mix is dominated by natural gas, whose share of 94.5% is now larger than in 1Q of 2001 when it stood at 92.9%.

With a view to optimizing the fuel mix and containing the consumption of costly fuel oil, we aimed to use the gas quotas allocated to Moscow's power plants to the maximum extent possible. As a result of this effort, fuel oil consumption in 1Q 2002 and its share in the fuel mix (1.2%) are lower than in the first quarter of the last year (1.4%).

The consumption of Kuznetsk basin coal also dropped from 529 thousand tons in the first quarter of the last year to 353.4 thousand tons, with its share in the fuel mix ebbing from 4.9% to 3.5%. This reduction has had a positive effect on the area's environmental situation.

The need for the continued development of the Energy Utility itself also factored in prominently with a construction and upgrade program for MOSENERGO' energy assets: power plants, electrical and heating grids, the Moscow Cable Grid.

To secure the requisite financing for the Company's operation and development, we as before are seeking cooperation of both Russian and international investors in implementing joint industrial and business projects.

Одной из важнейших составляющих своей рыночной политики ОАО «Мосэнерго» считает поддержание на высоком уровне информационной открытости компании. Это во многом обеспечивается прозрачностью деятельности акционерного Общества и наличием эффективных каналов распространения информации, в том числе и через Интернет (www.mosenergo.ru)

Акции ОАО «Мосэнерго» по-прежнему остаются в числе наиболее ликвидных акций в Российской торговой системе (РТС), на Московской Межбанковской Валютной бирже и на Московской Фондовой бирже.

В результате обращения акций ОАО «Мосэнерго» акционерный капитал на конец марта 2002 года распределился следующим образом (%):

РАО «ЕЭС России»	50,87
Департамент государственного и муниципального имущества Правительства Москвы	2,95
The Bank of New York International Nominees	27,78
Прочие юридические лица	10,37
Физические лица	8,03

В течение I квартала 2002 года ОАО «Мосэнерго» осуществляло подготовительный этап реструктуризации Компании. План реформирования ОАО «Мосэнерго» представлен в Департамент управления капиталом РАО «ЕЭС России».

Определена стратегия преобразования ОАО «Мосэнерго» в части непрофильных и сервисных видов деятельности:

- учреждение дочерних компаний на базе филиалов ОАО «Мосэнерго», осуществляющих непрофильные и сервисные виды деятельности;
- передача в муниципальную собственность или ликвидация объектов социальной сферы, находящихся на балансе филиалов Общества;
- выход ОАО «Мосэнерго» из дочерних, зависимых и иных компаний с его участием, кроме ОАО САК «Энергогарант», ООО КБ «Трансинвестбанк», ЗАО «Мосэнерго-Финанс Б.В.».

Продолжались работы по выверке и государственной регистрации объектов недвижимого имущества, вносимых ОАО «Мосэнерго» в уставный капитал вновь образуемых (на базе филиалов ОАО «Мосэнерго») юридических лиц.

Проведен тендер среди фирм, аккредитованных при РАО «ЕЭС России», по оценке рыночной стоимости активов ОАО «Мосэнерго» для заключения с отобранными фирмами договоров по оценке активов Компании.

MOSENERGO views the Company's transparency and a high level of information availability as important elements of MOSENERGO's strategy in the market. This is largely based on the transparency of the Company's operations and availability of efficient channels for disseminating information, including the Internet (www.mosenergo.ru).

MOSENERGO's stocks hold their place among the most liquid securities in the Russian Trading System, at the Moscow Interbank Currency Exchange, and at the Moscow Stock Exchange.

Trading in MOSENERGO's stocks resulted in the following ownership structure as at the end of March, 2002 (%):

RAO UES of Russia	50.87
Department of State and Municipal Property of the Moscow City Government	2.95
The Bank of New York International Nominees	27.78
Other legal entities	10.37
Individuals	8.03

Over the first quarter, MOSENERGO has worked through a preparation phase for the Company's restructuring. The MOSENERGO's restructuring plan has been presented to the Department of Capital Management of RAO UES of Russia.

MOSENERGO has defined its strategy of reform in relation to its non-core businesses and service and maintenance operations:

- transformation of MOSENERGO's non-core and service branches into subsidiaries;
- transfer to municipalities or divestiture of social assets currently on the books of the Company's branches;
- taking MOSENERGO's interest out of subsidiaries, associated companies and other entities, with the exception of OAO SAK Energogarant insurance company, OOO CB Transinvestbank, ZAO Mosenergo Finance B.V.

Work was continued to ascertain and obtain state registration for immovable assets contributed by MOSENERGO in the charter capitals of newly established (converted from MOSENERGO branches) legal entities.

A tender was held for RAO UES-accredited appraisal firms to select candidate contractors for appraisal of the Company's assets.

ИЗМЕНЕНИЕ КУРСОВОЙ СТОИМОСТИ АКЦИЙ, руб
HARE PRICE HISTORY, RUR


1.6
1.4
1.2
03.01 05.01 07.01 09.01 11.01 13.01 15.01 17.01 19.01 21.01 23.01 25.01 27.01 29.01 31.01 02.02 04.02 06.02 08.02 10.02 12.02 14.02 16.02 18.02 20.02 22.02 24.02 26.02 28.02 02.03 04.03 06.03 08.03 10.03 12.03 14.03 16.03 18.03 20.03 22.03 24.03 26.03 28.03

ПРОИЗВОДСТВЕННЫЕ ПОКАЗАТЕЛИ — OPERATING HIGHLIGHTS

	На 01.04.2001 As of March 31, 2001	На 01.04.2002 As of March 31, 2002	
Производство электроэнергии (млн.кВт·ч)	20 589,3	19 640,7	Electricity production (mln kW.h)
Производство теплоэнергии (тыс.Гкал)	29 848,4	27 546,8	Heat production (thou Gcal)
Установленная собственная мощность (МВт)	15 019,8	15 099,8	Installed capacity (MW)

ОСНОВНЫЕ ФИНАНСОВЫЕ ПОКАЗАТЕЛИ, млн. руб. — FINANCIAL HIGHLIGHTS, mln. rbl.

	По отпуску на 01.04.2001 According to products shipped as of March 31, 2001	По отпуску на 01.04.2002 According to products shipped as of March 31, 2002	
Выручка от продажи продукции	12 978,0	13 568,9	Net sales
Прибыль до налогообложения	3 754,0	1 429,9	Profit before taxation
Чистая прибыль	2 745,1	1 196,1	Net profit

ПРОИЗВОДСТВО И РАСПРЕДЕЛЕНИЕ ЭЛЕКТРИЧЕСКОЙ И ТЕПЛОВОЙ ЭНЕРГИИ

ОАО «Мосэнерго», являясь монополистом по производству и распределению энергии, обеспечивает электрической и тепловой энергией Московский регион и взаимодействует с оптовым рынком энергии и мощности через сети РАО «ЕЭС России».

В I квартале электростанциями Компании произведено 19,6 млрд. кВт·ч электроэнергии, что на 4,6% ниже уровня прошлого года. Снижение выработки произошло в результате разгрузки электростанций ОАО «Мосэнерго» по указанию ЦДУ, что обусловлено погодными условиями и режимными факторами функционирования.

ELECTRICITY AND HEAT GENERATION AND DISTRIBUTION

As a monopolist in energy generation and distribution, MOSENERGO provides electricity and heat to the Moscow area, and operates in the wholesale market of power and capacity via transmission grids owned by RAO UES of Russia.

In the first quarter, the Company's power plants generated a total of 19.6 billion kWh of electricity, down 4.6% from the level of the last year. The reduction resulted from unloading the MOSENERGO's plants on instructions by the Central Dispatching Unit issued in consideration of weather conditions and operational mode factors.

Ранний паводок, начавшийся на 2 недели раньше, чем в прошлом году, из-за более теплой погоды в феврале и марте текущего года (в среднем теплее на 5,5°C), и работа атомных станций, начало ремонта оборудования которых было предусмотрено с апреля, сделали базовую нагрузку РАО в I квартале текущего года избыточной. В результате, наше оборудование по требованию ЦДУ сильно разгружалось.

Для обеспечения растущего электропотребления при снижении собственной выработки ОАО «Мосэнерго» в течение I квартала покупало электроэнергию у других регионов с соблюдением экономических интересов энергосистемы. Покупка электроэнергии составила 598,1 млн. кВт·ч. За тот же период прошлого года передача составляла 600,8 млн. кВт·ч.

Электропотребление собственных потребителей за I квартал 2002 года составило 15,25 млрд. кВт·ч, что на 3,9%, выше уровня прошлого года.

При общем росте электропотребления собственными потребителями изменилась его структура за счет заключения прямых договоров энергоснабжения с потребителями, ранее обслуживаемыми оптовыми потребителями-перепродавцами (ОПП), и отнесения их объемов потребления, соответственно, к другим группам потребителей.

По отношению к I кварталу 2001 года:

- выросло потребление электроэнергии промышленностью на 6,3% по таким энергоемким отраслям, как: машиностроительная и металлообрабатывающая промышленность, промышленность стройматериалов, легкая и медицинская промышленность. Удельный вес в общем объеме потребления увеличился с 28,2% до 28,8%;
- увеличилось потребление электроэнергии непромышленными потребителями на 8,8%. Удельный вес вырос с 24,0% до 25,1%;
- выросло электропотребление бытовыми потребителями на 9,2%. Удельный вес увеличился с 21,7% до 22,9%;
- снизилось потребление электроэнергии оптовыми потребителями-перепродавцами на 9,2%. Удельный вес в общем объеме потребления уменьшился с 17,1% до 14,6%;
- снизилось электропотребление железнодорожным транспортом на 1,0%, и производственным сельхозпотребителям – на 1,6% при их удельном весе, соответственно, 3,4% и 1,8%.

Потери электроэнергии в собственных сетях ОАО «Мосэнерго» составили 2,64 млрд. кВт·ч, или 14,13%, и по сравнению с 1 кварталом прошлого года уровень потерь снизился на 8,9%.

По месяцам снижение потерь распределилось: январь – 3,06%, февраль – 16,25%, март – 9,02%.

An early flood that began two weeks earlier than in the last year due to warmer weather in February and March of this year (with the average temperature 5.5°C higher), and the operation of nuclear power plants where maintenance work had been scheduled to begin in April, made the base load of RAO UES superfluous. As a result, we had to unload our equipment significantly on the CDU's instructions.

To meet the rising demand for electricity while reducing its own output, MOSENERGO had to buy electricity from other regions during the first quarter, while observing the power utility's economic interests. A total of 598.1 million kWh was bought. In the same period of the last year, the outflow amounted to 600.8 million kWh.

Electricity consumption by MOSENERGO's own consumers in the first quarter of 2002 posted a 3.9% growth year-on-year to reach 15.25 billion kWh.

With the total electricity consumption by own consumers rising, its structure has changed as direct electricity supply contracts with consumers that had previously been served by wholesale resellers were made and the respective volumes of electricity consumed were shown under different consumer groups.

Against the first quarter of 2001:

- consumption of electricity by industry surged 6.3% in such energy-intensive sectors as machine building and metal processing, construction materials industry, light and medical industry. Industry's share in total consumption edged from 28.2% to 28.8%;
- electricity consumption by non-industrial customers grew 8.8%, with their share rising from 24.0% to 25.1%;
- households consumed 9.2% more electricity, increasing their share from 21.7% to 22.9%;
- offtake by wholesale resellers dropped 9.2% as their share in total consumption slid from 17.1% to 14.6%;
- consumption reduced in such categories as railroads (down 1.0%) and agricultural producers (down 1.6%), taking their shares to 3.4% and 1.8%, respectively.

MOSENERGO's grid losses summed up to 2.64 billion kWh, or 14.13%, down 8.9% from the level of the first quarter of the last year.

The loss reduction distributed by months as follows: January, 3.06%; February, 16.25%; March, 9.02%.

The reduction of grid losses was facilitated by:

- the continued effort to equip power plants and grid branches with meters to identify and assess increased loss locations;
- the introduction, in 2002, of business planning to bring down losses in electrical grids and Energosbyt divisions;
- examination of the condition of major consumers' electricity meters and development of a program for their upgrade.

СТРУКТУРА ЭЛЕКТРОПОТРЕБЛЕНИЯ И ТОВАРНОЙ ПРОДУКЦИИ, %
ELECTRICITY CONSUMPTION AND ELECTRICITY SALES, %


Сельское хозяйство
Промышленность
Оптовые потребители - перепродавцы
Электрифицир. гор. транс.
ЭЛЕКТРОПОТРЕБЛЕНИЕ
ELECTRICITY CONSUMPTION
Непромышленные потребители
Население
Электрифицир. ж/д
28.8
25.1
22.9
14.6
3.4
3.3
1.9
34.6
35.6
14.4
6.5
3.7
3.8
1.4
ТОВАРНАЯ ПРОДУКЦИЯ
ELECTRICITY SALES
Industry
Non-industial consumers
Residential sector
Bulk resellers
Electrical railways
Electrical municipal transport
Agriculture
0 10 20 30 40 50 60 70 80 90 100

СТРУКТУРА ТЕПЛОПОТРЕБЛЕНИЯ И ТОВАРНОЙ ПРОДУКЦИИ, %
HEAT CONSUMPTION AND HEAT SALES, %


Организации здравоохранения, образования, культуры и спорта
Прочие
ТЕПЛОПОТРЕБЛЕНИЕ
HEAT CONSUMPTION
Бытовые потребители
Промышленность
Коммерческая сфера
58.3
8.2
14.0
6.0
13.5
53.9
8.1
14.2
8.0
15.8
ТОВАРНАЯ ПРОДУКЦИЯ
HEAT SALES
Households
Industry
Health, education, culture and sport
Commerce
Others
0 10 20 30 40 50 60 70 80 90 100

Уменьшению потерь в сетях способствовало:

- продолжение работ по оснащению электростанций и сетевых филиалов приборами учета для выявления и анализа мест повышенных потерь;
- введение в 2002 году бизнес-планирования снижения потерь для электросетей и отделений Энергосбыта;
- анализ состояния средств учета электроэнергии энергоемких потребителей и разработка программы по его техническому перевооружению.

Кроме указанных мер непосредственно на филиалах проводились работы по снижению потерь:

- в электрических сетях за счет снижения расхода на собственные нужды сетевых подстанций 35–500 кВ и проведенной реконструкции сетей потери снижены на 26,7 млн. кВт·ч;
- в Энергосбыте заменено 84,8 тыс. единиц приборов учета, проведено 1205 инспекторских проверок, выявлено 140,8 млн.кВт·ч недоучтенной потребителями электроэнергии.

In addition to the above measures, a set of measures was implemented by the Company's branches with a view to cut down losses:

- the electrical grids achieved a reduction of losses by 26.7 million kWh through cutting down internal consumption by the 35–500 kV grid substations and performing repair and replacement operations;
- the sales branch Energosbyt replaced 84.8 thousand meters, conducted 1,205 inspections to reveal 140.8 million kWh of electricity unmetered by consumers.

In addition, grid branches and Energosbyt's divisions conducted 396 joint inspections in the first quarter covering a total of 15,600 consumers to verify the status of electricity consumption metering.

In the first quarter of 2002, heat deliveries totaled 27.5 million Gcal, down 8.2% year-on-year, with the reduction due to a higher average ambient temperature (-1.0°C against -4.5°C in 2001).

Of the total effective heat delivery, 94.5% went to consumers in the city of Moscow, and 5.5% to consumers in the Moscow Region.

Кроме того, в I квартале персоналом сетевых филиалов и отделениями Энергосбыта дополнительно проведено 396 совместных рейдов и проверено 15600 потребителей по состоянию учета электроэнергии.

В I квартале 2002 года потребителям отпущено 27,5 млн. Гкал тепловой энергии, что по сравнению с прошлым годом ниже на 8,2% и обусловлено более высокой температурой наружного воздуха (-1,0°С против -4,5°С в 2001 году).

От общего объема полезного отпуска тепловой энергии потребителям Москвы отпущено 94,5% тепла, потребителям Московской области – 5,5%.

Полезный отпуск тепловой энергии с горячей водой составил 96,8%, в паре, соответственно, 3,2%.

При общем снижении теплопотребления всеми группами потребителей полезный отпуск потребителям-перепродавцам за I квартал 2002 года увеличился по сравнению с прошлым годом на 29,3%, что связано с подключением дополнительных потребителей к сетям Мостеплоэнерго.

ИНВЕСТИЦИОННАЯ ДЕЯТЕЛЬНОСТЬ

Наращивание потенциала ОАО «Мосэнерго» уже в течение ряда лет осуществляется без каких-либо дотаций от государства. Наша инвестиционная деятельность связана с заменой изношенного оборудования и его реконструкцией, вводом новых мощностей, строительством электрических и тепловых сетей для жилого сектора.

За I квартал 2002 года выполненный объем капвложений составил 784,93 млн. рублей, в том числе за счет:

- средств ОАО «Мосэнерго» (амортизация) – 704,45 млн. рублей;
- долевых средств города – 48,68 млн. рублей;
- заемных средств – 77,85 млн. рублей;
- прочих источников – 2,63 млн. рублей.

В течение I квартала 2002 года в ОАО «Мосэнерго» введены 100,84 км сельских ЛЭП напряжением 04/6–10 кВ.

Кредиторская задолженность ОАО «Мосэнерго» за выполненные работы по капитальному строительству сократилась с начала года на 39,7% и составляет сейчас 301,1 млн. рублей.

Наиболее важными задачами 2002 года являются:

- замена турбины №3 на ТЭЦ-17;
- замена котла №9 на ТЭЦ-20;
- ввод Южно-Измайловской и Хапиловской НПС в Тепловых сетях;
- ввод трансформаторной мощности на ПС Сити в Западных сетях;
- ввод кабельной линии к ПС Сити-1 МКС.

Hot water carried 96.8% of the effective heat, with steam accounting for the remaining 3.2%.

Against the backdrop of an overall reduction of heat consumption by all consumer groups, effective deliveries to the wholesale resellers were up 29.3% in the first quarter of 2002 against the level of the last year due to new consumers getting connected to Mosteploenergo's heating grids.

INVESTMENTS

Over a period of several years, MOSENERGO has been building up its potential without any subsidies from the government. Our capex plans are aimed at replacement of worn-out equipment and its rehabilitation, commissioning of new facilities, construction of electrical and heating grids for the housing sector.

In the first quarter of 2002, actual capex amounted to RUR784.93 million, including funds from the following sources:

- MOSENERGO's own funds (depreciation), RUR 704.45 million;
- shared financing from the city, RUR 48.68 million;
- borrowings, RUR77.85 million;
- other sources, RUR2.63 million.

In the first quarter of 2002, MOSENERGO commissioned a total of 100.84 km of 0.4/6–10 kV rural overhead transmission lines.

MOSENERGO's accounts payable for contracted jobs accomplished in construction projects have been reduced by 39.7% from the level of the beginning of the year, standing now at RUR301.1 million.

The most important objectives for 2002 are as follows:

- replacement of turbine No.3 at TEP-17;
- replacement of boiler No.9 at TEP-20;
- commissioning of the Yuzhno-Izmaylovskaya and Khapilovskaya pumping stations by the Heating Grid;
- commissioning of transformer capacity at the City substation by the Zapadniye Grids;
- commissioning of a cable line to the City substation by the Moscow Cable Grid.

СТРУКТУРА АКЦИОНЕРНОГО КАПИТАЛА, %
SHAREHOLDERS STRUCTURE, %



Департамент государственного и муниципального имущества Правительства Москвы
РАО "ЕЭС России"
The Bank of New York International Nominees
Прочие юридические лица
Физические лица
50.87
27.78
10.37
8.03
2.95
The Bank of New York International Nominees
Other legal entities
Individuals
RAO UES of Russia
Department of the State and Municipal Property of the Moscow City Government
0
10
20
30
40
50
60
70
80
90
100

СЕБЕСТОИМОСТЬ ЭЛЕКТРИЧЕСКОЙ И ТЕПЛОВОЙ ЭНЕРГИИ

Себестоимость электрической энергии за I квартал 2002 года составила 41,72 коп./кВт·ч, тепловой энергии – 186,99 руб./Гкал.

По сравнению с тем же периодом 2001 года удорожание себестоимости составило 3,0 млрд. рублей, или 37,6%, из них за счет увеличения цены газа, роста амортизационных отчислений, абонентской платы РАО «ЕЭС России», исполнения тарифного соглашения с Электропрофсоюзом отрасли – 30% и за счет роста других составляющих материальных затрат из-за инфляционных факторов – 7,6%.

Амортизационные отчисления в связи с проведенной переоценкой основных фондов выросли на 140%, абонентская плата РАО «ЕЭС России» – на 65%.

Себестоимость электроэнергии возросла на 1,9 млрд. рублей, или 43,6% (за I квартал 2001 года – 29,05 коп/кВт·ч), себестоимость тепловой энергии увеличена на 1,1 млрд. рублей, или 30,2% (за I квартал 2001 года – 143,64 руб/Гкал).

Стоимость топлива в затратах на производство энергии за I квартал 2002 года составила 4,2 млрд. рублей, что на 2,9% больше, чем в I квартале 2001 года. Удельный вес топлива в затратах составил 37,5% (в том же периоде прошлого года – 48,2%).

Цена на основной вид топлива – природный газ составила за I квартал 2002 года 537,61 руб./тыс. куб. м, с увеличением к цене I квартал 2001 года на 11,7%.

Цена 1 тонны мазута за I квартал 2002 года составила 1343 рублей, что на 26,0% ниже уровня прошлого года. Стоимость 1 тонны кузнецкого угля составила 645 рублей с учетом железнодорожного тарифа, что выше на 32,1%, чем за I квартал 2001 года.

PRODUCTION COST OF ELECTRICITY AND HEAT

In 1Q 2001, the production cost of electricity was 41.72 kopeks/kWh, that of heat 186.99 rubles/Gcal.

Compared to the same period of 2001, the total production costs increased by RUR3.0 billion, or 37.6%, with the greater natural gas price, depreciation costs, RAO UES subscription fee, and a more expensive tariff agreement with the sector's Elektroprofsoyuz trade union accounting for a 30% production cost rise, while the other cost components followed inflation to add the remaining 7.6%.

Depreciation costs rallied 140% as fixed assets were re-evaluated, and RAO UES subscription fee hiked 65%.

The production cost of electricity grew by RUR 1.9 billion, or 43.6% (in 1Q 2001, it stood at 29.05 kopeks/kWh), while the cost of heat production rose by RUR 1.1 billion, or 30.2% (in 1Q 2001, heat production costs were 143.64 rubles/Gcal).

In 1Q 2002, the fuel component of energy production costs amounted to RUR 4.2 billion, a 2.9% rise over the level of 1Q 2001. The share of fuel in the total production costs was 37.5% against 48.2% in the first quarter of the last year.

Natural gas, the principal fuel, was priced at 537.61 rubles per thousand cubic meters, an 11.7% rise over 1Q 2001.

In the firsts quarter of 2002, a ton of fuel oil cost RUR1,343.00, 26.0% down from the last year's level. The price of Kuznetsk coal, including the railroad transportation tariff, was RUR645 per ton, adding 32.1% to the 1Q 2001 tag.

В итоге средняя цена условного топлива увеличилась на 10,6% в сравнении с прошлогодней.

Особое внимание в энергосистеме уделяется организации и проведению ремонтной кампании, что позволяет обеспечить готовность оборудования к работе в условиях осенне-зимнего максимума. Затраты на ремонт в I квартале 2002 года в целом по ОАО «Мосэнерго» составили 1,8 млрд. рублей, что выше уровня того же периода 2001 года на 37,8% за счет увеличения объема ремонтных работ (особенно в тепловых сетях), удорожания стоимости материалов и услуг.

Затраты на оплату труда с отчислениями на социальное страхование составили 2,1 млрд. рублей, что на 57,0% больше, чем в соответствующем периоде 2001 года, в связи с необходимостью увеличения заработной платы в целях выполнения тарифного соглашения с Электропрофсоюзом отрасли.

В то же время, снижение стоимости топлива против плановой за счет уменьшения средней цены условного топлива и улучшения структуры сжигаемого топлива, снижение удельного расхода топлива и потерь электроэнергии, а также целевые мероприятия по снижению издержек энергосистемы позволили сдержать рост затрат на производство энергии в I квартале текущего года на 977 млн. рублей.

As a result, the average price of equivalent fuel was 10.6% higher as compared to the last year.

The energy utility has been keeping a special focus on the planning and implementation of its maintenance campaign aimed at ensuring a high degree of equipment availability under peak loads in the next fall and winter. In the first quarter, the MOSENERGO's maintenance costs totaled RUR1.8 billion, a 37.8% increase over the same period of the last year due to a greater amount of maintenance work (particularly in the heating grids), and more expensive materials and services.

Payroll costs, including social insurance payments, totaled RUR2.1 billion, rising 57.0% over their level in the respective period of 2001 on the back of compensation increases prescribed by the Tariff Agreement with the sector's Elektroprofsoyuz trade union.

At the same time, the combined effect of the smaller-than-planned fuel costs achieved through a reduction of the average price of equivalent fuel and an improved fuel mix, a lower rated fuel consumption and electricity losses, and ad hoc cost reduction helped the utility contain its energy generation costs, saving a total of RUR977 million in this year's first quarter.

СТРУКТУРА ЗАТРАТ,%

COSTS OF ELECTRICITY AND HEAT,%



Материальные и прочие денежные затраты
Топливо
Ремонт, выполняемый привлеченным персоналом
Отчисления в установленном порядке за счет себестоимости
Оплата труда с отчислениями на соцстрахование
Амортизация
01.01.2002-01.04.2002
37.5
19.0
13.0
7.2
13.2
10.1
01.01.2001-01.04.2001
48.2
16.0
7.0
6.9
11.0
10.9
Fuel
Labour remuneration with allocations to social security
Depreciation
Repairs by contractors
Allocations charged to production costs in the established procedure
Liabilities and other money costs
0
10
20
30
40
50
60
70
80
90
100

ТАРИФЫ

По-прежнему одной из главных задач ОАО «Мосэнерго» является работа с Региональными энергетическими комиссиями по повышению тарифов до безубыточного уровня, обеспечивающего производство энергии и развитие энергосистемы.

В I квартале 2002 года тарифы на электрическую и тепловую энергию не изменились.

Средний отпускной тариф в I квартале составил:

по электроэнергии – 52,22 коп/кВт·ч, в том числе:
- промышленность Москвы – 68,14 коп/кВт·ч;
- население г. Москвы (без НДС, с учетом льготников) – 27,6 коп/кВт·ч;
- население Московской области (без НДС, с учетом льготников) – 29,75 коп/кВт·ч;

по тепловой энергии – 208,33 руб/Гкал, в том числе:
- промышленность – 213 руб/Гкал,
- жилищные организации г. Москвы – 209,18 руб/Гкал;
- население г. Москвы – 76,37 руб/Гкал;
- жилищные организации Московской области – 165,0 руб/Гкал.

В Московском регионе сохраняется система перекрестного субсидирования между группами потребителей энергии. Тарифы для населения на электрическую и тепловую энергию остаются ниже реальных затрат на ее производство и транспортировку.

С 15 апреля в Московской области и с 1 мая в Москве будут действовать новые тарифы на электрическую и тепловую энергию, утвержденные Региональными энергетическими комиссиями, которые выше прежних тарифов на электрическую энергию на 22,3% и на тепловую энергию – на 13,8% (в целом по энергосистеме).

TARIFFS

As before, work with Regional Energy Commissions, aimed at getting the tariffs raised to a break-even level that would support both power production and development of the power system, was a priority for MOSENERGO.

In the first quarter of 2002, there was no adjustment of electricity or heat tariffs.

In 1Q 2002, average sales tariffs were as follows:

for electricity: 52.22 kopecks/kWh, with the following breakdown by the consumer categories:
- industries in the city of Moscow, 68.14 kopecks/kWh;
- residential consumers in the city of Moscow (net of VAT, including subsidized categories), 27.6 kopecks/kWh;
- residential consumers in the Moscow Region (net of VAT, including subsidized categories), 29.75 kopecks/kWh;

for heat: 208.33 rubles/Gcal, with the following breakdown by the consumer categories:
- industries, 213.00 rubles/Gcal,
- housing operators in the city of Moscow, 209.18 rubles/Gcal;
- residential consumers in the city of Moscow, 76.37 rubles/Gcal;
- housing operators in the Moscow Region, 165.00 rubles/Gcal.

In the Moscow area, a system of cross-subsidizing between the energy consumer groups still exists. Residential tariffs for both heat and electricity remain below the actual costs of their generation and transportation.

With effect as of April 15 and May 1, the Moscow Region and the city of Moscow, respectively, have new electricity and heat tariffs approved by their Regional

ДИНАМИКА ТАРИФОВ НА ЭНЕРГИЮ			ENERGY TARIFF HISTORY
	С 05.02.2001 / As from 05.02.2001 Москва / Moscow City	С 15.02.2001 / As from 15.02.2001 Московская область / Moscow Region	
ЭЛЕКТРОЭНЕРГИЯ, коп/кВт·ч			**ELECTRICITY**, kopecks/kWh
Пром. потребители с присоединенной мощностью более 750 кВА			Industrial consumers with connected capacity over 750 kVA
– ставка за мощность руб/кВт	59,5	59,5	– capacity rate, RUR/kW
– ставка за энергию	52	52	– energy rate
Пром. потребители с присоединенной мощностью до 750 кВА	80	80	Industrial consumers with connected capacity below 750 kVA
Железнодорожный транспорт	59	59	Railroads
Городской транспорт	60	51	Urban transport
Бюджетные организации	80	51	Budget-sponsored organizations
Сельхозпотребители	44	41	Agricultural consumers
Оптовые потребители-перепродавцы	–	26	Wholesale resellers
Население:			Households:
– с эл.плитами / сельское	44	35	– electric stoves / rural
– с газовыми плитами	63	50	– gas stoves
Средний тариф	57,72	45,53	Average tariff
Средний тариф по системе	**52,22**		**he utility's average tariff**
ТЕПЛОЭНЕРГИЯ, руб/Гкал			**HEAT**, Rubles/Gcal
Пром. потребители	213	168	Industrial consumers
Городской транспорт	213	—	Urban transport
Бюджетные организации	213	165	Budget-sponsored organizations
Жилищные организации	213	165	Housing operators
Сельхозпотребители	213	165	Agricultural consumers
Оптовые потребители-перепродавцы	213	165	Wholesale resellers
Прочие потребители	280	250	Other consumers
Население	92	*	Households
Средний тариф	210,59	169,24	Average tariff
Средний тариф по системе	**208,33**		**The utility's average tariff**

Примечание:

* Тариф для населения устанавливается Главами городов и районов

** Тарифы на теплоэнергию для населения введены с 14.03.01

Note:

* Residential heat tariff effective as from March 14, 2001

**Residential tariffs set by Heads of towns and districts

Рост тарифов в Москве составил: на электроэнергию −18,5%, на теплоэнергию − 12,0%.

Рост тарифов в Московской области составил: на электроэнергию − 28,5%, на теплоэнергию − 52,9%.

Отмечается сближение уровня тарифов для населения Москвы и Московской области и положительная работа РЭК Московской области по ликвидации перекрестного субсидирования, однако в вопросе финансирования затрат, заложенных в новых тарифах на топливо и капитальное строительство, имеются определенные трудности.

Energy Commissions, with the electricity tariffs raised by 22.3%, and the heat tariffs by 13.8% (the energy utility's averages).

The tariff increases in the city of Moscow are 18.5% for electricity and 12.0% for heat.

In the Moscow Region, the electricity tariffs rose 28.5%, and the heat tariffs 52.9%.

The residential tariffs in the city of Moscow and in the Moscow Region are leveling out, and the Moscow Region's REC has been working to eliminate cross-subsidies, however, certain difficulties persist in financing the fuel and industrial construction costs incorporated in the new tariffs.

ФИНАНСОВЫЕ РЕЗУЛЬТАТЫ

ТОВАРНАЯ ПРОДУКЦИЯ, ПРОДАЖИ, ПРИБЫЛЬ, ДОЛГИ

Отпуск товарной продукции (без НДС) в I квартале 2002 года составил 13,57 млрд. рублей, в том числе потребителям электрической и тепловой энергии – 13,26 млрд. рублей. В сравнении с I кварталом 2001 года прирост отпуска энергии составил 614,6 млн. рублей, или 4,9%. Прирост товарной продукции «по отпуску» обусловлен ростом отпускных тарифов при снижении полезного отпуска электрической и тепловой энергии.

Выручка от продажи товарной продукции в I квартале 2002 года составила 14,09 млрд. рублей (без НДС), или 104% к отгруженной продукции (за I квартал 2001 года – 101%). Выручка от продажи электрической и тепловой энергии составила 13,78 млрд. рублей и по сравнению с тем же периодом 2001 года возросла на 1,06 млрд. рублей, или на 8,3%.

Прирост объема оплаченной энергии по отношению к прошлому году обусловлен изменением структуры расчетов за отгруженную энергию в пользу расчетов по текущим платежам.

Прибыль от продаж товарной продукции «по отгрузке» составила 2,15 млрд. рублей против 4,3 млрд. рублей в I квартале 2001 года, т.е. ниже на 2,14 млрд. рублей, или на 49,8%.

Прибыль от продаж электрической и тепловой энергии «по отгрузке» составила 2,14 млрд. рублей, снижение в сравнении с 2001 годом – 2,11 млрд. рублей, или 49,7%.

При этом снижение прибыли от продаж электрической энергии «по отгрузке» составило 1,32 млрд. рублей, или 45,3%, снижение прибыли от продаж тепловой энергии составило 0,79 млрд. рублей, или 59,4%.

При формировании прибыли от продаж товарной продукции «по отгрузке» учитывалась суммарная прибыль от прочей деятельности филиалов ОАО «Мосэнерго», которая составила 15,4 млн. рублей.

Прибыль от продаж товарной продукции «по оплате» в I квартале 2002 года составила 2,37 млрд. рублей. В сравнении с I кварталом 2001 года она ниже на 0,87 млрд. рублей, или на 27,0%.

FINANCIAL RESULTS

MARKETABLE PRODUCTS, SALES, PROFIT, AND DEBTS

In the first quarter of 2002, the accrual-based sales of commercial output amounted to RUR 13.57 billion (net of VAT), including RUR 13.26 billion in the sales to electricity and heat consumers. Over 1Q 2001, the accrual-based energy sales surged by RUR 614.6 million, or 4.9%. The growth of the accrual-based sales is attributable to the increased sales tariffs as the effective sales of electricity and heat dropped.

In the first quarter of 2002, the cash-based sales of commercial output amounted to RUR 14.09 billion (net of VAT), or 104% of the accrual-based sales (101% in the first quarter of 2001). The cash-based sales of electricity and heat totaled RUR13.78 billion, up RUR 1.06 billion, or 8.3% year-on-year.

The increase in the proportion of the paid-for energy against the previous year came on the back of the structure of settlements for energy deliveries changing in favor of current payment-based settlements.

Profit from the accrual-based sales stood at RUR 2,15.0 billion against RUR 4.3 billion in 1Q 2001, down RUR 2.14 billion, or 49.8%.

Profit from the accrual-based electricity and heat sales summed up to RUR 2.14 billion, a RUR 2.11 billion, or 49.7% reduction from the level of 2001.

Out of this, profit on the accrual-based electricity sales slid RUR1.32 billion, or 45.3%, while profit on the heat sales shrank RUR 0.79 billion, or 59.4%.

In calculating the profit on the accrual-based sales of marketable products, the aggregate profit from other operations of MOSENERGO's branches totaling RUR 15.4 million was incorporated.

The cash-based profit from the sales of marketable products was RUR 2.37 billion in 1Q 2002, down RUR 0.87 billion, or 27.0% from the level of 1Q 2001.

Profit on the cash-based electricity and heat sales amounted to RUR2.34 billion, decreasing RUR 0.84 billion, or 26.3% against the same period of 2001.

The profit from the cash-based sales includes the aggregate profit from MOSENERGO's other operations in the amount of RUR 33.4 million.

СТРУКТУРА ПОСТУПАЮЩИХ СРЕДСТВ,%
METHOD OF PAYMENT,%



Денежные средства
Банковские векселя
Прочие виды расчетов
01.01.2002-01.04.2002
99.6
0.4
01.01.2001-01.04.2001
90.0
2.8
7.2
Cash
Payments of other types
Bank bills
50
60
70
80
90
100

УРОВЕНЬ РЕАЛИЗАЦИИ,%
COLLECTION RATE ON SALES,%



01.01.2002-01.04.2002
104.0
01.01.2001-01.04.2001
100.6
50
60
70
80
90
100

Прибыль от продаж электрической и тепловой энергии «по оплате» составила 2,34 млрд. рублей, снижение в сравнении с 2001 годом – 0,84 млрд. рублей, или 26,3%.

При формировании прибыли от продаж продукции «по оплате» учитывалась суммарная прибыль от прочей деятельности филиалов ОАО «Мосэнерго» в размере 33,4 млн. рублей.

По итогам I квартала 2002 года чистая прибыль Общества «по отгрузке» составила 1,2 млрд. рублей, а «по оплате» – 1,4 млрд. рублей.

По сравнению I кварталом прошлого года произошло снижение чистой прибыли «по отгрузке» на 1,55 млрд. рублей, или на 56,4%. Это обусловлено тем, что увеличение затрат на производство и реализацию продукции, связанное с увеличением с февраля т.г. цены на газ и ростом абонентской платы, на 20% не было обеспечено тарифами на энергию.

Чистая прибыль по итогам I квартала 2002 года «по отгрузке» в размере 59,8 млн. рублей будет направлена на пополнение резервного фонда. Авансового использования чистой прибыли за I квартал 2002 года не предусмотрено.

Дебиторская задолженность потребителей электрической и тепловой энергии с учетом ФОРЭМ (с НДС) снизилась за I квартал 2002 года на 6,1% (с 10,28 до 9,66 млрд. рублей), в том числе задолженность собственных потребителей за электроэнергию снизилась на 2,9%, за теплоэнергию – на 10,7%.

Снижение дебиторской задолженности обусловлено снижением задолженности ВПК, предприятий агропромышленного комплекса, крупных потребителей электрической и тепловой энергии: ГУП Мосгортепло, Мосгорсвет, Мосводоканал, снижением задолженности муниципальных жилищных организаций.

Дебиторская задолженность за поставленную на ФОРЭМ электрическую энергию снизилась с 1,27 млрд. рублей до 1,12 млрд. рублей (с НДС), или на 11,3%.

As a result of the first quarter of 2002, the Company's accrual-based net profit was RUR 1.2 billion, while its cash-based profit stood at RUR 1.4 billion.

Compared to the first quarter of the last year, there was a RUR 1,55 billion, or 56.4%, reduction in the accrual-based net profit. This is due to greater costs of energy generation and sales that came with the price of natural gas increasing as of February this year, and a higher subscription fee, with the energy tariffs falling some 20% short of the level required to support the hikes in the expenses.

The RUR59.8 billion of the accrual-based net profit earned in 1Q of 2002 will be applied to replenish the reserve fund. No advance use of the net profit for the first quarter of 2002 has been authorized.

The accounts receivable from consumers of electricity and heat, including deliveries to the FOREM federal wholesale market, (including VAT) saw a 6.1% reduction in 1Q of 2002 (from RUR 10.28 billion to RUR 9.66 billion), with the receivables from the own consumers of electricity shedding 2.9%, and those from the own heat consumers reducing 10.7%.

The reduction of the accounts receivable came with lower arrears of payment due from the defense-related industries, agricultural entities, major consumers of electricity and heat such as GUP Mosgorteplo, Mosgorsvet, and Mosvodokanal (Moscow's distributors of heat, electricity, and water, respectively), and municipal housing operators.

The accounts receivable for electricity supplied to the FOREM federal wholesale market decreased from RUR 1.27 billion to RUR 1,12 billion (inclusive of VAT), or by 11.3%.

СТРУКТУРА ПЛАТЕЖЕЙ, %

	I кварт. 2001 г.	I кварт. 2002 г.
Денежные средства на расчетный счет	90,0	99,6
Банковские векселя	7,2	0,4
Прочие виды расчетов	2,8	–

В структуре платежей за энергию денежные средства, включая банковские векселя, составили 100%. По сравнению с I кварталом 2001 года прирост денежных средств, полученных на расчетный счет, составил 9,6 пункта.

Кредиторская задолженность Общества за топливо, капстроительство и ремонтно-эксплуатационные работы (с НДС) снизилась с начала года с 2,4 млрд. рублей до 2,01 млрд. рублей или на 16,4%.

СТРУКТУРА КРЕДИТОРСКОЙ ЗАДОЛЖЕННОСТИ (млн. рублей)

	На 01.01 2002	На 01.04 2002	Снижение (%)
Топливо:			
	206,5	136,8	33,8
в т.ч. газ	123,2	107,5	12,7
уголь	20,7	14,6	29,5
мазут	42,7	0	100,0
торф	19,9	14,7	25,8
Капитальное строительство	499,2	301,1	39,7
Ремонтно-эксплуатационные работы	1697,3	1572	7,4

По состоянию на 01.04.2002 основная сумма финансового долга ОАО «Мосэнерго» представлена Еврооблигациями на сумму 110 млн. долларов США со сроком погашения в октябре 2002 года. С начала года наш долг по Еврооблигациям снизился на 40,8 млн. долларов США. Купонный доход составляет 8,375% годовых. На протяжении всего периода обращения Еврооблигаций ОАО «Мосэнерго» неукоснительно соблюдало свои обязательства по обслуживанию долга: купонный доход выплачивался в срок и в полном объеме. 5 апреля 2002 года ОАО «Мосэнерго» осуществило выплату полугодового купонного дохода в сумме 4,6 млн. долларов США.

SALES STRUCTURE, %

	1Q. 2001	1Q 2002
Cash credited to the settlement account	90.0	99.6
Bank bills	7.2	0.4
Sundry payments	2.8	–

In the total energy sales, cash, including bank bills, amounted to 100%. As compared to the first quarter of 2001, cash received on the settlement account grew by 9.6 points.

The Company's accounts payable for fuel, capital construction, repair and maintenance operations (inclusive of VAT) dropped from RUR2.4 billion to 2.01 billion, or by 16.4% in the first quarter.

STRUCTURE OF ACCOUNTS PAYABLE (RUR million)

	01.01 2002	01.04. 2002	Reduction (%)
Fuel:	206.5	136.8	33.8
including			
natural gas	123.2	107.5	12.7
coal	20.7	14.6	29.5
fuel oil	42.7	0	100.0
peat	19.9	14.7	25.8
Capital construction	499.2	301.1	39.7
Repair and maintenance	1697.3	1572	7.4

As of April 01, 2002, MOSENERGO's financial debt consisted mostly of Eurobonds for a total of USD110 million with maturity in October 2002. Compared to the beginning of the year, our Eurobond debt reduced by USD 40.8 million. The yearly coupon rate is 8.375%. Throughout the life of its Eurobonds, MOSENERGO has meticulously honored its obligations on servicing the debt, with coupons paid on time and in full. On April 5, 2002, MOSENERGO effected payment of a half-year coupon of USD 4.6 million.

ОТЧЕТ О ПРИБЫЛИ, млн. руб. | **INCOME STATEMENT (UNAUDITED)**, mln. rbl.

	По отпуску на 01.04.2001 According to products shippedas of March 31, 2001	По отпуску на 01.04.2002 According to products shipped as of March 31, 2002	
Выручка от продажи продукции	12 978,0	13 568,9	Net sales
Себестоимость проданной продукции	8 643,8	11 402,3	Cost of good sold
Прибыль до налогообложения	3 754,0	1 429,9	Profit before taxation
Налоги	1 012,5	234,4	Profit taxes
Чистая прибыль	2 745,1	1 196,1	Net profit

БАЛАНС | **BALANCE SHEET(UNAUDITED)**

АКТИВ, млн. руб.	На 01.04.2001 As of March 31, 2001	На 01.04.2002 As of March 31, 2002	**ASSETS**, mln.rbl.
Основные средства и нематериальные активы	46060,6	94815,0	Fixed assets and intangibles
Вложения во внеоборотные активы	4552,9	4924,3	Capital expenditure
Долгосрочные финансовые вложения	87,3	79,8	Long-term financial investment
Материальные оборотные активы	3859,2	4639,0	Inventory
Денежные средства в расчетах	18186,6	13357,2	Cach and receivables
Денежные средства и кратко-срочные финансовые вложения	1739,7	2113,3	Short-term financial investments
БАЛАНС	74486,3	119928,6	TOTAL ASSETS

ПАССИВ	На 01.04.2001 As of March 31, 2001	На 01.04.2002 As of March 31, 2002	**LIABILITIES AND EQUITY**
Уставный капитал	28267,7	28267,7	Authorized capital
Добавочный капитал	15272,8	71228,5	Additional capital
Резервы и целевые фонды	400,4	148,6	Reservs and special-purpose funds*
Нераспределенная прибыль	12998,6	5453,8	Retained profit*
Заемные средства в банках	6691,0	7454,9	Bank loans
Расчеты с бюджетом	1535,5	1060,4	Payables to the budget
Расчеты с кредиторами	9320,3	6314,7	Other payables
БАЛАНС	74486,3	119928,6	TOTAL LIABILITIES AND EQUITY

КАЛЕНДАРЬ ТЕКУЩИХ СОБЫТИЙ

В конце марта ТЭЦ-26 ОАО «Мосэнерго» заняла второе место на Международных соревнованиях операторов блочных электростанций «Киберфон-2002» в Йоханнесбурге (ЮАР)

Результаты соревнований определялись компьютерной программой. Как отметили российские судьи, все участники прошедших в ЮАР соревнований продемонстрировали высокий уровень профессиональной подготовки и умение эффективно работать в случае возникновения аварийных ситуаций.

2 апреля. Исполнилось 50 лет со дня ввода в эксплуатацию филиала ОАО «Мосэнерго» ТЭЦ-20. За эффективную деятельность персонал ТЭЦ-20, составляющий более 600 человек, награждены почетной грамотой ОАО «Мосэнерго». Ряду работников присвоены звания почетных энергетиков ОАО «Мосэнерго»и заслуженных ветеранов труда ОАО «Мосэнерго» 1-ой и 2-ой степеней.

5 и 11 апреля. Энергетическими комиссиями Московской области и Москвы приняты решения об утверждении новых тарифов. В Московской области тарифы увеличились с 15 апреля 2002 года, в Москве – с 1 мая.

5 апреля. ОАО «Мосэнерго» осуществило выплату полугодового купонного дохода по Еврооблигационному займу. Сумма выплат составила 4,6 млн долларов США.

8 апреля. На внеочередном собрании акционеров принята новая редакция Устава ОАО «Мосэнерго» в соответствии с новой редакцией Федерального Закона «Об акционерных обществах» и предусматривает, в частности, выборы генерального директора Компании Советом директоров, что соответствует статье №65 указанного Закона.

Во внеочередном собрании акционеров приняло участие более 80% голосующих акций. Более 96% акционеров, принявших участие в голосовании, высказалось в пользу новой редакции Устава ОАО «Мосэнерго».

10 апреля. Устав ОАО «Мосэнерго» прошел процедуру государственной регистрации.

15 апреля. Состоялось заочное заседание Совета директоров ОАО «Мосэнерго». На повестке дня стоял вопрос об избрании генерального директора Компании.

CALENDAR OF CURRENT EVENTS

At the end of March, the team of MOSENERGO's TEP-26 took second place in Cyberphone-2002 international contest of unit electrical plant operators held in Johannesburg, South Africa.

The score in the contest was awarded by a computer program. According to the Russian referees, all participants in the South African contest demonstrated a high level of professional training and ability to work efficiently in emergency situations.

April 2. MOSENERGO's TEP-20 marked the 50th anniversary of its commissioning. For their efficient work, the 600-people team of TEP-20 was awarded an Honorary Diploma of MOSENERGO. A number of workers were awarded the title of MOSENERGO's Honored Workers and Honored Veterans of Labor of the 1st and the 2nd degrees.

April 5 and 11. The Energy Commissions of the Moscow Region and the city of Moscow adopted resolutions to approve new tariffs. In the Moscow Region, tariffs were raised as of April 15, 2002, in the city of Moscow as of May 1.

April 5. MOSENERGO paid a total of USD4.6 million as the half-year coupon on its Eurobonds.

April 8. An extraordinary general meeting of shareholders adopted a new version of the MOSENERGO's Charter that now requires, in line with Article 65 of the Federal Law "On Joint Stock Companies" as amended, that the Company's General Director be elected by the Board of Directors.

Over 80% of all voting shares were represented at the extraordinary meeting. Over 96% of the shareholders voting at the meeting supported the new version of the MOSENERGO's Charter.

April 10. The procedure of state registration of the MOSENERGO's Charter was successfully completed.

April 15. An in absentia meeting of the MOSENERGO's Board of Directors was held. Its agenda was to elect the General Director of the Company.

В протокол голосования были внесены две кандидатуры: и.о. генерального директора ОАО «Мосэнерго» Аркадий Евстафьев и заместитель генерального директора по капитальному строительству ОАО «Мосэнерго» Сергей Романовский. Эти кандидатуры были выдвинуты акционерами Компании. В результате голосования генеральным директором ОАО «Мосэнерго» был избран Аркадий Евстафьев.

20 апреля. Состоялся заключительный гала-концерт VII фестиваля искусств ОАО «Мосэнерго». Концерт прошел на сцене ДК ГРЭС-4 в г. Кашира и был приурочен к 80-летию станции и 115-летию ОАО «Мосэнерго». В концерте приняли участие 44 лауреата фестиваля старшей возрастной группы – творческих коллективов и индивидуальных исполнителей.

30 апреля. В апреле исполнилось 80 лет филиалу ОАО «Мосэнерго» – Южным электрическим сетям. В настоящее время Южные электросети обеспечивают электроснабжение Южного, Юго-Восточного, части Центрального, Восточного и Юго-Западного округов г. Москвы, а также Люберецкого, Раменского, Ленинского, части Домодедовского, Ступинского районов Московской области. Среди крупнейших потребителей. обеспечиваемых вырабатываемой филиалом электроэнергией – Московский нефтеперерабатывающий завод, Московский коксогазовый завод, АМО ЗИЛ, Московский Метрополитен, Московская железная дорога, Лыткаринский завод оптического стекла и другие.

30 апреля. Состоялась посвященная подведению итогов отопительного сезона пресс-конференция в ОАО «Мосэнерго». Было отмечено, что благодаря хорошей подготовке ОАО «Мосэнерго» к осенне-зимнему максимуму 2001–2002 гг., в минувшем отопительном сезоне все филиалы Компании успешно справились с энергообеспечением потребителей Московского региона.

8 мая. ОАО «Мосэнерго» поздравило энергетиков – ветеранов Великой Отечественной войны с Днем победы. В ОАО «Мосэнерго» состоялась встреча ветеранов ВОВ – бывших и нынешних сотрудников Компании. Собравшихся поздравил генеральный директор Компании Аркадий Евстафьев. После торжественной части в ОАО «Мосэнерго» состоялось возложение венков к мемориальной доске.

Two candidacies were put on the ballot: Arkady Yevstafyev, Acting General Director, and Sergey Romanovsky, Deputy General Director for Industrial Construction. Both candidacies were nominated by the Company's shareholders.

The voting resulted in Arkady Yevstafyev's election to the position of the MOSENERGO's General Director.

April 20. The final gala concert of the 7th MOSENERGO Festival of Arts was held on the stage of the Cultural Center of LAPS-4 in Kashira to celebrate the 80th anniversary of the power plant and the 115th anniversary of MOSENERGO. 44 Festival Laureates of the senior age group performed at the concert as soloists and ensembles.

April 30. In April, MOSENERGO's branch Yuzhniye Grids marked its 80th anniversary. Today, Yuzhniye Grids supplies electricity to Moscow's Southern District, South-Eastern District, parts of the Central, Eastern, and South-Eastern Districts, as well as to the Moscow Region's Lyubertsy District, Ramenskoye District, Leninsky District, and parts of the Domodedovo and Stupino Districts. Major consumers of the branch's electricity include the Moscow Refinery, the Moscow Coke-Gas Works, the ZIL Motor Works, the Moscow Metro, the Moscow Railroad, the Lytkarino Optical Glass Works, etc.

April 30. MOSENERGO held a press conference to present the results of the past heating season. It was noted that thanks to good preparation of MOSENERGO to peak loads of the fall and winter of 2001-2002, all branches performed successfully in supplying energy to consumers in the Moscow area.

May 8. MOSENERGO honored its veterans of the Great Patriotic War on the eve of the Victory Day at a reception arranged for war veteran workers and former workers of the Company. The ceremony in the honor of the veterans was opened by General Director Arkady Yevstafyev's address. The ceremony was completed with laying wreaths at the memorial board of MOSENERGO.

Изготовление – РИА «Медиа-ПРЕСС», Москва, Покровский бульвар, 4/17 строение 5, тел./факс (095) 924-74-34
Компьютерная верстка, цветоделение Валентина Вознесенского, Дианы Грабарь
Original model is made by RIA «Media-PRESS», Moscow, 4/17, Pokrovsky bul., build 5, tel./fax (095) 924-74-34
Computer imposing, color separation by Valentin Voznesensky, Diana Grabar